UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-1
OMB APPROVAL
Certificate of Accounting of Securities and Similar Investments of a Management Investment Company in the Custody of Members of National Securities Exchanges	OMB Number: Expires: Estimated average burden hours per response	3235-0359 May 31, 2021 1.5
Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-22398				Date examination completed: February 29, 2020
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: The Cannabis ETF
4. Address of principal executive office (number, street, city, state, zip code): 116 South Franklin Street, Rocky Mount, NC 27804

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.     All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange.  Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.  Responses to this collection of information will not be kept confidential.

Spinnaker ETF Series
116 South Franklin St, PO Box 69
Rocky Mount, NC 27802

April 29, 2020

BBD, LLP
1835 Market Street, 3rd Floor
Philadelphia, Pennsylvania 19103

Ladies/Gentlemen:

We are providing this letter in connection with your examination of management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Cannabis ETF, a series of shares of beneficial interest in Spinnaker ETF Series (the “Fund”) complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of August 31, 2019, December 31, 2019 and February 29, 2020. We confirm that we are responsible for the Fund’s compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of April 29, 2020, the following representations made to you during your examination.

1.
As of August 31, 2019, December 31, 2019 and February 29, 2020, the assertion made by management, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, is presented in accordance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940.

2.	All relevant matters are reflected in the measurement and/or evaluation of the assertion made by management.

3.	We acknowledge our responsibility for establishing and maintaining effective internal control over compliance.

4.	We have performed an evaluation of:

	1.	The Fund’s compliance with specified requirements or

	2.	The Fund’s controls for ensuring compliance and detecting noncompliance with requirements, as applicable.

5.	We are responsible for the Fund's’ compliance with the specified requirements or about the effectiveness of internal control over compliance, as applicable, based on the stated or established criteria.

6.	We have disclosed to you all known noncompliance.

7.	We have made available all documentation related to compliance with the specified requirements.

8.	We have interpreted any compliance requirements that have varying interpretations.

9.	We have disclosed any communications from regulatory agencies, internal auditors, and other practitioners concerning possible noncompliance with the specified requirements, including communications received between the end of the period addressed in the written assertion and the date of your report.

10.	We have disclosed any known noncompliance occurring subsequent to the period for which, or date as of which, we have made our assertion.

Very truly yours,

Spinnaker ETF Trust

/s/ Ashley Lanham
Ashley Lanham, Treasurer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Trustees of Spinnaker ETF Series
and the Shareholders of The Cannabis ETF

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that The Cannabis ETF (the “Fund”), a series of shares of beneficial interest in Spinnaker ETF Series, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of February 29, 2020.  Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the “specified requirements”). Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of February 29, 2020.

1.	Confirmation of securities held by a member of a national securities exchange (Cowen) in the Fund’s name;

2.	Reconciliation of securities confirmed by the member of the national securities exchange (Cowen) to books and records of the Fund;

3.	Test a sample of transactions during the year and traced to monthly Cowen broker statements

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that The Cannabis ETF complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of February 29, 2020, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Spinnaker ETF Series and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

This report is intended solely for the information and use of management and the Board of Trustees of Spinnaker ETF Series and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                             BBD, LLP

Philadelphia, Pennsylvania
April 29, 2020